Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES CHANGE TO BOARD OF DIRECTORS

LAVAL, Quebec (November 7, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDS) today announced that Rachel R. Selisker has been appointed to the Board of Directors of the Company to fill the vacancy created by the resignation of James S. Scibetta, who has stepped down for personal reasons. Ms. Selisker will also replace Mr. Scibetta as Chairman of the Audit Committee. Ms. Selisker, a Certified Public Accountant, will bring senior financial advisory expertise in the healthcare industry as well as more than 13 years of experience as chief financial officer of a high growth, international pharmaceutical services company.

Santo J. Costa, Chairman of the Board of Directors of Labopharm, said, "Jim has been a positive influence on Labopharm and has made significant contributions to our Board since joining in 2001. We have benefited greatly from his insights and we wish him well in his future endeavours."

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel SARI containing trazodone for the treatment of major depressive disorder is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

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For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com